Exhibit 19

INSIDER TRADING POLICY

OVERVIEW

It is illegal for any person, either personally or on behalf of others, to trade in securities on the basis of material, nonpublic information. It is also illegal to communicate or “tip” material, nonpublic information to others who may trade in securities on the basis of that information.  These illegal activities are commonly referred to as “insider trading.”

With insider trading, hindsight can be remarkably acute, and an accusation can always be made that at any particular time a purchase or sale of securities by an insider was motivated by undisclosed favorable or unfavorable information.  In such circumstances, the appearance of impropriety can be almost as problematic as an actual abuse, both to CF Bankshares Inc. (“CFBK”) and to the individual involved.

Potential penalties for insider trading violations include imprisonment for up to 20 years (25 years if it constitutes fraud), civil fines of up to three times the profit gained, or loss avoided through the trade, and criminal fines of up to $5,000,000.  In addition, a company whose employee violates the insider trading prohibitions may be liable for a civil fine of up three times the profit gained, or loss avoided as a result of the employee’s insider trading violations (or, if greater, a fixed statutory amount in excess of $2,000,000) and criminal fines of up to $25 million.

GENERAL STATEMENT

The Policy is applicable to all directors, officers, employees and designated consultants of CFBK and its subsidiaries, including CFBank (collectively, the “Company”).  This Policy prohibits any director, officer, employee or designated consultant of the Company, directly or indirectly through family members or other persons or entities, from:

•	trading in CFBK securities when one is in possession of material nonpublic information about the Company;
•	providing (or “tipping”) material nonpublic information about the Company to any other person or entity who may trade on the basis of such information;
•	engaging in speculative transactions in CFBK securities; and
•

trading in securities of, or tipping information about, any other company while in possession of material nonpublic information about that company obtained in the course of employment by or association with the Company.

SCOPE

Persons Covered

This Policy applies to all directors, officers, employees and designated consultants of the Company (“covered persons”).  In addition, each person subject to this Policy must not permit any member of his or her “family” or any “Controlled Entity” to violate this Policy.  “Family” includes any person, whether related or not, living in a person’s household (including unemancipated children who are away at school or otherwise not currently living at home).  “Family” also includes family members who do not live in the household but whose transactions in CFBK securities are directed by the person or are subject to the person’s influence or control (such as parents or children who consult with the person before they trade in CFBK securities).  A “Controlled Entity” is any entity that a covered person has significant influence over, including partnerships in which the covered person is a general partner, trusts of which the covered person is a trustee, foundations of which the covered person is a director or trustee, and estates of which the covered person is an executor.

Each covered person is responsible for making sure that transactions in CFBK securities by family members or Controlled Entities comply with this Policy, and transactions by family members and Controlled Entities should be treated for purposes of this Policy and applicable securities laws as if they were for the covered person’s own account.

Transactions Covered

“Trading” includes purchases, sales and gifts of common stock, preferred stock, derivative securities such as put and call options, warrants and convertible debentures, and debt securities, such as debentures, bonds, and notes.  “Trading” also includes certain transactions under CFBK stock option plans or transactions through its 401k program.  While this Policy’s trading restrictions generally do not apply to the exercise of a stock option, the trading restrictions do apply to any sale of the underlying stock or to a cashless exercise of the option through a broker, as this entails selling a portion of the underlying stock to cover the costs of exercise.

CERTAIN DEFINITIONS

What information is “material”?

All information that a  reasonable investor would consider important in deciding whether to buy, sell, or hold a security is considered “material.”  Any information, whether it is positive or negative, that could reasonably be expected to affect the market price of a company’s securities is almost always “material.”  Examples of some types of material information are:

•	Financial results or expectations for the quarter or the year
•	Possible mergers, acquisitions, joint ventures, other purchases and sales of companies and investments in companies, and significant purchases and sales of assets
•	Changes in vendor relationships with significant vendors
•	Obtaining or losing important contracts
•	Major personnel changes
•	Major litigation developments
•	Supervisory orders or enforcement actions by regulators of the Company and/or its subsidiaries

•	Changes in dividend policy or amount
•	Declarations of stock splits, stock offerings or stock repurchases

What is “nonpublic information”?

Information is considered to be “nonpublic” unless it has been effectively disclosed to the public.  In order to establish that information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated.  Information generally is considered to be widely disseminated to the public if it has been disclosed through public filings with the United States Securities and Exchange Commission (the “SEC”) and/or widely disseminated press

releases by the Company.    Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information.  As a general rule, information should not be considered fully absorbed by the marketplace until the open of the market on the third trading day after the day on which the information is released.  If, for example, the Company were to make an announcement on a Monday, a covered person should not trade in CFBK securities until Thursday.  Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material nonpublic information.

STATEMENT OF POLICY

No Trading on Inside Information

Covered persons may not trade in CFBK securities directly or indirectly through family members or Controlled Entities if they are aware of material nonpublic information relating to the Company.  Similarly, they may not trade in the securities of any other company if they are aware of material nonpublic information about that company that they obtained in the course of their employment or service with the Company.

No Tipping

Covered persons may not provide or pass material nonpublic information on to others or recommend to anyone the purchase or sale of any securities when they are aware of such information.  This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though they did not trade and did not gain any economic benefit from another’s trading.

Social Media Policy

Public announcements or other public disclosure of Company information may only be made by persons specifically authorized by the Company to make such announcements or disclosures.  If covered persons receive inquiries from any third party about Company information, they should refer the inquiring party to the Chief Executive Officer.    Their participation in Internet chat rooms, message boards, blogs or other on-line dialogues or discussions involving the Company, its business or CFBK stock should be conducted in accordance with the Company’s Social Media Policy, which shall be deemed to cover information disclosed or statements made about the Company.

Speculative Transactions

Covered persons should not engage in transactions that suggest they are speculating in CFBK securities (that is, that they are trying to profit in short-term movements, either increases or decreases, in the stock price).  They may not engage in a short sale, “sale against the box” or any equivalent transaction involving CFBK securities.  A short sale involves selling shares that the covered persons do not own at a specified price with the expectation that the price will go down, so they can buy the shares at a lower price before they have to deliver them.

Please note that many hedging transactions, such as “cashless” collars, forward sales, equity swaps and similar or related arrangements may indirectly involve a short sale.  CFBK requires that any such transaction be reviewed by the Chief Executive Officer or the Chief Financial Officer before the covered persons enter into it.  The Chief Executive Officer or the Chief Financial Officer will assess the proposed transaction and, in light of the facts and circumstances, make a determination as to whether the proposed transaction may be completed or would violate this Policy.

Standing Orders

Standing orders should be used only for a very brief period of time.  A standing order placed with a broker to sell or purchase stock at a specified price leaves covered persons with no control over the timing of the transaction.  A standing order transaction executed by the broker when covered persons are aware of material nonpublic information may result in unlawful insider trading.

Margin Accounts and Borrowing to Purchase CFBK Securities

Securities held in a margin account may be sold without covered persons’ consent by their broker if they fail to meet a margin call.  A margin call that occurs when they are aware of material nonpublic information may, under some circumstances, result in unlawful insider trading.  Because of this danger, covered persons should not hold CFBK securities in a margin account.

Covered persons may not borrow to purchase CFBK securities except in accordance with Federal Reserve Regulations T, U and X (margin stock rules).  While this Policy does not prohibit the pledge of CFBK securities as collateral for a loan, they should be aware that a sale of CFBK securities by a lender pursuant to a foreclosure sale will require a Form 4 filing if the covered persons are a Section 16 Filer and may, under certain circumstances, also implicate potential insider trading issues under the securities laws.

Gifts

Transactions subject to this Policy include gifts of CFBK securities, and any gift of CFBK securities by a covered person must be pre-cleared in accordance with the provisions of this Policy.

Post-Separation Transactions

This Policy continues to apply to transactions in CFBK securities by covered persons even after they have separated from employment or other services to the Company.  If they are aware of material nonpublic information when their employment or service relationship ends, they may not trade in CFBK securities or tip information to others until that information has become public or is no longer material.

Exception for Approved 10b5-1 Plans

Trades by covered persons in the Company's securities that are executed pursuant to an approved Rule 10b5-1 plan are not subject to the prohibition on trading on the basis of material nonpublic information contained in the Insider Trading Policy or to the restrictions set forth below for directors and certain designated officers and employees relating to pre-clearance procedures and blackout periods.

Rule l0b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements.  In general, a 10b5-1 plan must be entered into in good faith before one is aware of material nonpublic information.  Once the plan is adopted, one must not exercise any influence over the number of securities to be traded, the price at which they are to be traded or the date of the trade.  The plan must either specify (including by formula) the amount, pricing, and timing of transactions in advance or delegate discretion on those matters to an independent third party.

Under Rule 10b5-1, trading under any 10b5-1 plan entered into by a director or officer may not begin until the later of (i) 90 days after the adoption of the 10b5-1 plan or (ii) two business days following CFBK’s filing of the Company’s financial results in a Form 10-Q or Form 10-O for the fiscal quarter in which the plan was adopted (subject to a maximum “cooling-off” period of 120 days).  Trading under any 10b5-1 plan adopted by any person other than a director or officer may not begin until 30 days after the adoption of the 10b5-1 plan.  Certain modifications made to a 10b5-1 plan after adoption, including changes in the amount, price or timing of the purchase or sale of securities, will also trigger a new cooling-off period.

Rule 10b5-1 generally permits a person (1) to have only one 10b5-1 plan in effect at any time (i.e., prohibits “overlapping” plans) and (2) to have only one “single-trade” plan in any 12-month period.

CFBK requires that all 10b5-1 plans be approved in writing in advance by the Chief Executive Officer or the Chief Financial Officer.    Rule 10b5-1 plans may not be adopted when the person adopting the plan is aware of material nonpublic information and, for directors and certain designated officers and employees, may not be adopted during a blackout period.

PERSONAL RESPONSIBILITY

Covered persons should remember that the ultimate responsibility for adhering to this Policy and avoiding improper trading rests with them.  If an employee violates this Policy, it may result in disciplinary action, up to and including dismissal for cause.

Compliance with this Policy is of the utmost importance both for covered persons and for the Company.  If covered persons have any questions about this Policy or its application to any proposed transaction, they may obtain additional guidance from the Chief Executive Officer.

ADDITIONAL REQUIREMENTS FOR DIRECTORS AND CERTAIN DESIGNATED OFFICERS AND EMPLOYEES

Pre-clearance

All transactions involving CFBK securities (including option or hedging transactions) by covered persons or any member of their family or any Controlled Entity must be pre-cleared by the Chief Executive Officer or the Chief Financial Officer.  If a transaction is contemplated, the Chief Executive Officer or the Chief Financial Officer should be contacted in advance.  Prior clearance is required for all purchases,  sales and gifts of CFBK securities.  Each proposed transaction will be evaluated to determine if it raises insider trading concerns or other concerns under the federal or state securities laws and regulations.  Any advice will relate solely to the restraints imposed by law and will not constitute advice regarding the investment aspects of any transaction.  Clearance of a transaction is valid only for a 48-hour period.  If the transaction order is not placed and executed within that 48-hour period, clearance of the transaction must be re-requested.  If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance.

Blackout Periods

Compliance with this section of this Policy is mandatory for all directors and other “Section 16 Filers,” who are determined from time to time by the Board of Directors, as well as for certain individuals within the finance and investor relations areas of the Company, during times when those persons are aware of quarterly or annual earnings prior to announcements or other material events.  CFBK may from time to time establish periods of time during which trading is prohibited due to the availability or the possible appearance of the availability of material nonpublic information (“blackout periods”).

Quarterly Blackout Periods

The Company’s announcement of its quarterly financial results and year-end results frequently has the potential to have a material effect on the market for CFBK securities.  Therefore, to avoid even the appearance of trading on the basis of material nonpublic information, covered persons may not trade in CFBK securities during the period beginning at the close of the market on the 14th calendar day prior to the end of any fiscal quarter or year and ending at the open of the market on the third trading day following the release of the Company’s earnings for that fiscal quarter or year end, as the case may be.  If, for example, the Company releases earnings for a fiscal quarter on a Monday, covered persons should not trade in CFBK securities until Thursday. Persons subject to these quarterly blackout periods include the persons currently listed on the attached Schedule, as may be updated from time to time, and all other persons who are informed that they are subject to the quarterly blackout periods by the Chief Financial Officer or Chief Executive Officer of CFBK.

Interim Earnings Guidance and Event-Specific Blackouts

CFBK may on occasion issue interim earnings guidance or other potentially material information by means of a press release, SEC filing on Form 8-K, or other means designed to achieve widespread dissemination of the information.  Covered persons should anticipate that trading will be blacked out while CFBK is in the process of assembling the information to be released and until the open of the market on the third trading day following the release of the information.  Depending on the particular circumstances, the Company may determine that a longer or shorter blackout period should apply to the release of specific material nonpublic information.

From time to time, an event may occur that is material to the Company and is known by only a few directors or executives.  So long as the event remains material and nonpublic, the persons who are aware of the event, as well as other persons covered by the quarterly earnings blackout procedures, may not trade in CFBK securities.

The existence of an event-specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout.  If, however, a person whose trades are subject to pre-clearance requests permission to trade in CFBK's securities during an event-specific blackout, the Chief Financial Officer or the Chief Executive Officer will inform the requesting person of the existence of a blackout period, without disclosing the reason for the blackout.  Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person.  The failure of the Chief Financial Officer or the Chief Executive Officer to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of material nonpublic information.

Directors and executive officers may also be subject to event-specific blackouts pursuant to the SEC's Regulation BTR – Blackout Trading Restriction, which prohibits certain sales and other transfers by insiders during certain pension plan blackout periods. (1)

Pre- and Post-Trade Reporting

Each Section 16 Filer is required to immediately confirm with the Chief Financial Officer the details of any transaction (whether purchase, sale or gift) in securities of CFBK by him or her or by a Family member.  Unless specifically exempted by applicable regulations, any such purchase, sale or gift of CFBK securities will require the filing of a Form 4 or other Section 16 report.  Section 16 reports must be filed by the end of the second business day after the trade occurs, and, as such, advance notice to the Chief Executive Officer or Chief Financial Officer of any proposed transaction is required to ensure that such reports are filed in a timely manner.  In addition, each Section 16 Filer is required to file a Form 144 prior to any sale of CFBK securities, unless such sale is specifically exempted under applicable SEC regulations.

(1)	This generally is applicable any time employees in general are unable to specify investments or make trades in company sponsored plans.

CERTIFICATION

All directors, other Section 16 Filers, and other individuals who may be requested by the Board of Directors of CFBK from time to time must certify their understanding of, and intent to comply with, this Policy.  A copy of the certification for directors and other Section 16 Filers to sign is enclosed with this Policy.  Other employees and consultants are also subject to this Policy and may be asked to sign the certification.

Schedule: Insiders

SCHEDULE

INSIDERS

As of ____________

INSIDER TRADING POLICY CERTIFICATION

I have received and read a copy of the Insider Trading Policy of CF Bankshares, Inc.  I hereby agree to comply with the specific requirements of the Policies in all respects during my employment or other service relationship with CF Bankshares, Inc., CFBank or any other subsidiary or affiliate.  I understand that my failure to comply in all respects with the Policies is a basis for termination for cause of my employment or other service relationship with CF Bankshares, Inc., CFBank or any other subsidiary or affiliate.

________________________, 20__   ____________________________________

(Date)(Signature)